

August 20, 2010

Mr. John Fanelli III
Senior Vice President and Chief Financial Officer
Hill International, Inc.
303 Lippincott Centre
Marlton, NJ 08053

      RE: **Hill International, Inc.**
             Form 8-K Item 4.01 filed August 17, 2010
             File #1-33961

Dear Mr. Fanelli:

      We have reviewed this filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please amend the Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-K.

2. Please also clearly disclose in an amended Form 8-K the date you engaged your new accountant. Refer to Item 304(a)(2) of Regulation S-K.

3. Please amend the Form 8-K to disclose whether there were any consultations with your new accountant during the two most recent fiscal years and through the date of engagement as required by Item 304(a)(2) of Regulation S-K. Your current disclosure only refers to the most recent fiscal year and through the date of this Form 8-K.

4. You disclose that the former accountant's report on your financial statements as of and for the year ended December 31, 2009 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. Item 304(a)(1)(ii) of Regulation S-K requires a statement regarding whether the accountant's reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as

to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. As such, please amend your Form 8-K accordingly to refer to the former accountant's reports on the financial statements for either of the past two years.

5. You also disclose that there were no disagreements or reportable events during the fiscal year ended December 31, 2009 and through the date of the Form 8-K. The disclosure should state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K. Please revise accordingly.

6. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant